SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F       T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 10, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 10, 2004, the Company filed the board of director’s minute and the notice calling for a noteholders’ meeting which will be held next December 28, 2004 at 13:00 hours in the principal executive offices located at Bolivar 108 1st. floor, Capital federal, Argentina. Such noteholders’ meeting will consider the Second Amendment to the Fourth Supplemental Indenture of the notes approved in the general and ordinary shareholders meeting held on February 11, 1999 for a total amount in circulation of V/N US$ 250,000,000.-, related to the class III simple notes non convertible in shares, guaranteed by mortgage, for an amount of US$ 37,380,000.- issued on November 21, 2002 and due in 2009.

Below you will find the notice for general extraordinary noteholders’s meeting.

“IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA. Registered with the Superintendence of Corporations on 02/21/94 under No. 1373, Book 114, Volume A of Corporations NOTICE OF GENERAL EXTRAORDINARY NOTEHOLDERS’ MEETING Noteholders are summoned to attend the General Extraordinary Meeting to be held, at first call, on December 28, 2004 at 1 p.m., at Bolívar 108 First Floor, City of Buenos Aires, in order to deal with the following Agenda:

1) Appointment of two noteholders to approve and execute the minutes of the meeting.

2) Amendment of certain terms and conditions relating to the issue of US$ 37,380,000 in simple, non-convertible Class III Notes secured by mortgage, issued on 11.21.2002, due in 2009, under the Program approved by the General Ordinary Shareholders’ Meeting dated February 11, 1999, for a principal amount of up to U$S 250,000,000 outstanding at any time.- Approval of Second Amendment to Fourth Supplemental Indenture, Delegation to the Board of Directors of the powers required to execute the relevant documents.

NOTE: Noteholders are reminded that in order to attend the Meeting they must obtain a certificate of the securities account kept to such effect by Banco Río de la Plata S.A. (Registrar) and to submit such certificate for deposit at Moreno 877 21st Floor, City of Buenos Aires, from 10:00 a.m. to 5:00 p.m. no later than December 21, 2004. The company will deliver to the depositing noteholders the certificates required in order to be admitted to the Meeting. The quorum required to hold this meeting will be 60% of the outstanding notes, and in order to hold it at second call, it will be 30%. The Chairman appointed by the Shareholders’ Meeting dated 10-31-03 and Meeting of distribution of offices No. 1454 dated 11-03-03 and No. 1458 dated 11-25-03. Eduardo S. Elsztain President

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 14, 2004